STEVEN H. HULL

Direct (503) 294-9122

shhull@stoel.com

October 17, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jay Webb

Mail Stop 6010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electro Scientific Industries, Inc.

Form 10-K for the year ended June 3, 2006

File No. 0-12853

Dear Mr. Webb:

This letter is the response of Electro Scientific Industries, Inc. (the “Company”) to the Staff’s comments to the above-referenced Form 10-K. The Company has included each of the Staff’s comments from its comment letter dated October 6, 2006 and the Company’s responses below.

Note 1. Summary of Significant Accounting Policies, page 36

Other Assets, page 38

1.	We note you carry demo equipment at the lower of standard cost or estimated market value. Please explain why you believe your accounting policy with respect to the demonstration equipment complies with GAAP. Provide references to the authoritative accounting literature that supports your conclusions in your response. Please also explain the contractual terms under which it has been loaned, including any associated requirement that the borrower purchase the equipment. Finally, tell us where depreciation expense, if any, is recorded in your statement of operations for such equipment or why you believe not depreciating the equipment is appropriate. Please revise future filings as necessary based on our comment. We may have further comments after reviewing your response.

Mr. Jay Webb

October 17, 2006

Demonstration equipment consists of equipment removed from inventory to support system demonstrations at the Company’s regional sales offices as well as at customer locations. Demonstration equipment sent to customer sites is subject to a contractual loan agreement. These loan agreements do not include requirements to purchase the equipment either during, or at the end of the loan period. At the end of the loan agreement, the equipment is either returned to the Company’s inventory for subsequent sale to other customers or is included in a follow-on sales agreement with the original customer party to the loan. The loan agreements do not constitute sales agreements and no revenue is recognized nor deferred under such agreements. While equipment is out on loan or at regional sales offices and therefore generally unavailable to ship for revenue, the standard cost of the equipment is transferred from Inventory to Other Assets. The amount carried in Other Assets is reviewed quarterly and is carried at the lower of standard cost or net realizable value. Historically, loaned equipment is subsequently sold at amounts in excess of standard cost. Any write downs from standard cost required to reflect net realizable value have been insignificant to date. The Company will clarify the nature of these assets in future filings.

Revenue Recognition, page 39

2.	We note that you recognize sales to distributors upon title transfer to the distributor. Please tell us and if material, revise future filings to address how you account for price protection, price concessions, allowances, returns, credits/discounts and other sales incentives, as applicable. Please tell us how your current revenue recognition policy complies with SAB 104, SFAS 48 and other relevant literature.

The majority of the Company’s sales are direct to end-users. Sales to distributors and resellers have been limited to a single distributor in Japan. Where sales are made through the distributor, typically the end-user, application and specific product configuration are identified at the origination of the transaction. Historically, the Company has not entered into sales arrangements with its distributor involving price protection, allowances, returns, etc. The Company does not enter into transactions with contractual rights of return, with either distributors or end-user customers. In accordance with SAB 104, sales to the distributor are recognized when the terms of the sales agreement are fixed, delivery has occurred, collection is reasonably assured and title has transferred. This policy is described under our “Critical Accounting Policies and Estimates” following the MD&A in our Form 10-K.

Mr. Jay Webb

October 17, 2006

Product Warranty, page 39

3.	We note that “inventory credits resulting from the return of repaired parts to inventory and any cost recoveries from the warranties offered by the Company’s suppliers for defective components are recorded as a credit to the warranty accrual.” Please explain to us why it is appropriate to record these amounts as a credit to your warranty accrual, citing any authoritative literature upon which you are relying. Clarify these disclosures in future filings, as necessary.

The Company evaluates its obligations related to product warranties quarterly. It offers a standard one-year warranty to its customers. Warranty costs include labor to repair systems and replacement parts for defective items, as well as other costs incidental to warranty repairs. Frequently, defective items are returned by the Company to our suppliers for repair or replacement. Any cost recoveries from warranties offered to the Company by its suppliers covering defective components are netted against the Company’s actual costs. The Company records estimated warranties, net of cost recoveries, quarterly as an adjustment to cost of sales. This methodology is described in the Company’s critical accounting policies following the MD&A in our Form 10-K. The Company will clarify its policy in future SEC filings.

In connection with this response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Webb

October 17, 2006

We understand you may have additional comments based on our response. Please address any questions or comments you may have about this letter to me at (503) 294-9122.

Very truly yours,

/s/ Steven H. Hull
Steven H. Hull